Electronically transmitted to the Securities and Exchange Commission on November 4, 1998 Registration No. 333-_________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         _______________________________

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         _______________________________

                                Ampex Corporation
             (Exact name of Registrant as specified in its charter)
                         _______________________________
     Delaware                                                         13-3667696
 (State or other jurisdiction of                                (I.R.S. Employer
  incorporation or organization)                                    I.D. Number)

                                  500 Broadway
                          Redwood City, CA 94063-3199
                                 (650) 367-2011

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             JOEL D. TALCOTT, Esq.
                                  500 Broadway
                   Redwood City, CA 94063-3199 (650) 367-3330
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 With a copy to:
                             DAVID D. GRIFFIN, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                         _______________________________
Approximate date of commencement of proposed sale to public: From time to time following the effectiveness of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If the securities being registered on the Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.|X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            _________________________


                         CALCULATION OF REGISTRATION FEE

===========================================================================================================
  Title of Each Class of                            Proposed Maximum  Proposed Maximum
      Securities to be                               Offering Price     Aggregate           Amount of
         Registered        Amount to be Registered    Per Share(1)    Offering Price(1)   Registration Fee
-----------------------------------------------------------------------------------------------------------
Class A Common Stock            720,000 shares         $1.03125         $742,500          $219.04
===========================================================================================================

     (1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c).

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.









                                                                      PROSPECTUS


                                Ampex Corporation


                     720,000 Shares of Class A Common Stock
                         _______________________________




     Our Class A Common Stock is traded on the American Stock Exchange under the symbol "AXC." On October 30, 1998, the closing sale price of the Class A Common Stock on the American Stock Exchange was $1.00 per share. At the date of this prospectus, the Class A Common Stock is the only outstanding class of our Common Stock.

     These shares are being sold by the selling stockholders listed below. The selling stockholders acquired their shares in connection with our recent acquisition of MicroNet Technology, Inc. The selling stockholders will determine the selling price of the shares at the time of sale, and we will not receive any proceeds from the sale of these shares.

                     ______________________________________

     See "Risk Factors" beginning on page 5 for certain factors that you should consider before investing in the shares.

                     ______________________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
                     ______________________________________

      The date of this prospectus is  November 4, 1998.



                                TABLE OF CONTENTS

                                                                           Page

WHERE YOU CAN FIND MORE INFORMATION.........................................  3

FORWARD-LOOKING STATEMENTS..................................................  4

THE COMPANY.................................................................  4

RISK FACTORS................................................................  5

USE OF PROCEEDS............................................................. 11

SELLING STOCKHOLDERS........................................................ 11

DESCRIPTION OF CAPITAL STOCK................................................ 12

PLAN OF DISTRIBUTION........................................................ 16

LEGAL MATTERS............................................................... 17

EXPERTS..................................................................... 17



                                        2

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information about the Public Reference Room. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. You may also read our SEC filings at the American Stock Exchange, Inc., 86 Trinity Place, New York, New York. Additional information about us is available on our web site at www.ampex.com.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all the shares:

     Annual Report on Form 10-K for the year ended December 31, 1997;

     Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998;

     Current Reports on Form 8-K dated July 2, 1998 and July 17, 1998, and Forms 8-K/A dated July 17, 1998 and September 25, 1998 and October 16, 1998;

     Proxy Statement dated April 9, 1998; and

     Registration Statement on Form 8-A filed with the SEC on January 16, 1996.

     This prospectus is part of the registration statement we filed with the SEC (file no. _____). You may request a copy of the information incorporated by reference, at no cost, by contacting us at the following address or telephone number:

      Investor Relations
      Ampex Corporation
      500 Broadway
      Redwood City, CA  94063-3199
      (650) 367-4111.

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders will not offer to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.




                                        3


                           FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks, uncertainties and other important factors include, among others, those described under the "Risk Factors" section beginning on page 5. You should read the Risk Factors section carefully, and should not place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to release publicly any updating information about forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.


                                   THE COMPANY

General

     Ampex is a leader in the design and manufacture of high-performance scanning recording devices and digital image processors. Our specialized recording products are used to collect data at high speeds under difficult conditions, such as those in aircraft, and for the storage of mass computer data, especially images. We have significant experience in digital image processing. We hold approximately 1,000 patents and patent applications in this field and in the field of recording technology, from which we derive significant licensing income. We license our technology primarily to manufacturers of consumer video products worldwide.

     Our principal product groups are our mass data storage and instrumentation products and our professional video and other products. The mass data storage and instrumentation products group includes: (i) 19-millimeter scanning recorders and library systems (DST(R) and DIS(TM) products) and related tape and after-market equipment; and (ii) data acquisition and instrumentation products (primarily DCRsi instrumentation recorders) and related tape and after- market equipment. The professional video and other products group includes primarily our DCT(R) video recorders and image processing systems and related tape products and television after-market equipment.

     Since the end of the second fiscal quarter of 1998, our operations have included the operations of MicroNet Technology, Inc., a manufacturer of disk array and network attached storage products for image based markets, such as the video and commercial pre-press markets. Subsequent to our acquisition, we have focused MicroNet's product development efforts on its DataDock 7000, a data storage product based upon redundant arrays of independent drives (RAID). The DataDock 7000 permits users to configure their disk drives to store up to 128 gigabytes of data. The addition of the DataDock 7000 complements Ampex's image-based storage products expertise by offering disk, as well as tape, based storage solutions.

     Ampex was incorporated in Delaware in January 1992 as the successor to a business originally organized in 1944. References to "Ampex" or the "Company" include subsidiaries of Ampex Corporation, unless the context indicates otherwise. Our principal executive offices are located at 500 Broadway, Redwood City, California 94063- 3199, and our telephone number is (415) 367-2011.

     The names "Ampex", "DCT", "DST", "DIS" and "DCRsi" are trademarks of Ampex Corporation. "MicroNet" and "DataDock" are trademarks of Micronet Technology, Inc., a subsidiary of Ampex Corporation.



                                        4

Recent Developments

     In the third quarter of 1998, Ampex recognized a $5.2 million income tax benefit due to the liquidation of its Italian subsidiary. We also expect to recognize a net restructuring credit of $0.3 million in the third quarter, which reflects a payment we received in connection with a lease renegotiation, offset by other restructuring charges incurred in connection with our previously announced plans to relocate a portion of our DCRsi manufacturing operations to our Colorado Springs, Colorado facility. In October 1998, Ampex was notified of the assertion of a claim against MicroNet in the amount of approximately $595,000 on behalf of an insolvent former customer of MicroNet. Our counsel is currently assessing this claim.


                                  RISK FACTORS

     Investment in the shares covered by this prospectus involves a significant degree of risk. You should carefully consider all of the information in this prospectus, and, in particular, should evaluate the following risks related to an investment in the shares.

Increased Debt

     In January and July of 1998, we issued a total of $44 million principal amount of our 12% Senior Notes due 2003. As a result, our leverage has increased significantly from our prior level, which was not material. Pending utilization of the net proceeds of the Senior Notes, the Company has temporarily invested these proceeds in cash equivalents, including Government securities. The interest received on these investments has been, and is expected to continue to be, substantially less than the interest payable on the Notes. In order to minimize the difference between the interest we currently receive on these investments and the interest payable on the Senior Notes, we may invest a significant portion of the Senior Note proceeds in securities with higher yields, longer terms or lower credit quality, and we may also engage in various transactions in derivative securities. As of September 30, 1998, we had outstanding approximately $45.0 million of total borrowings (including the Senior Notes). We may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other purposes, subject to the restrictions in the indenture governing the Senior Notes. The degree to which we are leveraged, and the types of investments we select, could have important consequences to investors, including the following:

- a substantial portion of our consolidated cash flow from operations must be dedicated to the payment of the principal of and interest on our outstanding indebtedness, and will not be available for other purposes;

- our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions and general corporate purposes may be materially limited or impaired, or such financing may not be available on terms favorable to us;

- we may be more highly leveraged than our competitors, which may place us at a competitive disadvantage;

- our leverage may make us more vulnerable to a downturn in our business or the economy in general;

- investments in securities with lower credit quality or longer maturities could subject us to potential losses due to non-payment or changes in market value of those securities, and transactions in derivative securities could expose Ampex to losses caused by stock market fluctuations; and

                                                    5


 - the financial covenants and other restrictions contained in the Senior Note indenture and other agreements relating to our indebtedness will restrict our ability to borrow additional funds, to dispose of assets or to pay dividends on or repurchase preferred or common stock.

     We expect that our cash balances and cash flow from operations will be sufficient to fund anticipated operating expenses, capital expenditures and our debt service requirements as they become due. There can be no assurance, however, that the amounts available from these sources will be sufficient for such purposes. No assurance can be given that additional sources of funding will be available if required or, if available, will be on terms satisfactory to us. If we cannot service our indebtedness we will be forced to adopt alternative strategies. These strategies may include reducing or delaying our capital expenditures, selling our assets, restructuring or refinancing our indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies will be successful or that they will be permitted under the Senior Note indenture.

     Ampex derives a substantial portion of its operating income from its subsidiaries. Accordingly, Ampex will be dependent on dividends and other distributions from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Senior Notes. The ability of our subsidiaries to pay such dividends will be subject to, among other things, the terms of any debt instruments of our subsidiaries then in effect and applicable law.

Risk of Continuing Sales Decline

     In recent years, Ampex's net sales have declined materially. These declines reflect declines in sales to U.S. and foreign government agencies, which are material to our operating results. These government agencies have experienced continued pressure to reduce spending, which has particularly affected our sales to government contractors of our DCRsi instrumentation recorders, which have generally been more profitable than our data storage and video recording products. Sales of our professional video products have also declined in recent years following our substantial withdrawal from this market in 1993, and are no longer material to Ampex. However, we have continued to derive material revenues from sales of our after-market television equipment. Sales of these products are also expected to decline as a result of the recent announcement of new television transmission standards.

     In response to declining sales of these products, Ampex is seeking to expand its products and services, including through acquisitions such as the acquisition of MicroNet Technology, Inc. We intend to focus on MicroNet's DataDock 7000 product line and a new high-end product line to be introduced in the first quarter of 1999. We also plan to deemphasize other lower-priced product lines which, in prior years, have accounted for the majority of MicroNet's sales. See "The Company -- General." Ampex has also instituted, and will continue to implement, cost reduction programs, which address the continued reduction in sales levels. However, there can be no assurance that any of these strategies will be successful, or that Ampex will be able to reverse recent sales declines.

Risks Associated With Acquisition Strategy

     In order to expand our products and services, we are considering making acquisitions of, and/or investments in, other business entities, which may include businesses not related to our existing lines of business. There is no assurance that we will be able to identify, acquire or manage future acquisition candidates profitably, or as to the timing or amount of any return that we might realize in any such investment. Acquisitions could necessitate commitments of funds in fixed assets and working capital of acquired businesses in excess of the purchase price, which could reduce our future liquidity. Possible future acquisitions could require us to incur additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets. Ampex could also be exposed to the risk of losses or write-offs of unsuccessful acquisitions or investments. In connection with our acquisition strategy, we may purchase in the open market securities issued by companies which we are considering acquiring or in which we are considering making a larger investment. We may also engage in

                                        6

transactions in derivative securities to offset potential market risks associated with these investments. Investments in these securities could expose us to the risk of trading losses due to market fluctuations or other factors that are not within our control. Any or all of these items could materially adversely affect our financial condition, results of operations, cash flow available to service our debts and ability to issue debt or equity securities.

Fluctuating Royalty Income

     Ampex's results of operations in certain prior periods reflect the receipt of significant royalty income, including material non-recurring payments resulting from negotiated settlements primarily related to sales of products by manufacturers before negotiating licenses from us. Although we have a substantial number of outstanding and pending patents, and our patents have generated substantial royalties in the past, it is not possible to predict the amount of royalty income that we will receive in the future. Royalty income has historically fluctuated widely due to a number of factors that we cannot predict, such as the extent to which third parties use our patented technology, the extent to which we must pursue litigation in order to enforce our patents, and the ultimate success of our licensing and litigation activities. The costs of patent litigation can be material. The institution of patent enforcement litigation may also increase the risk of counterclaims alleging infringement by us of patents held by third parties or seeking to invalidate patents held by us. Moreover, there is no assurance that we will continue to develop patentable technology that will be able to generate significant patent royalties in future years to replace patents as they expire. Our royalty income fluctuates significantly from quarter to quarter and from year to year, and there can be no assurance as to the level of royalty income that will be realized in future periods.

Fluctuations In Operating Results

     Ampex's sales and results of operations are generally  subject to quarterly
and  annual   fluctuations.   Various  factors  affect  our  operating  results,
including:

     customer ordering patterns;

     availability and market acceptance of new products;

     timing of significant orders and new product announcements;

     order cancellations; and

     receipt of royalty income.

Ampex's revenues are typically dependent upon receipt of a limited number of customer orders involving relatively large dollar volumes in any given fiscal period. Therefore, our results may fluctuate significantly from quarter to quarter and from year to year. Results of a given quarter or year may not necessarily be indicative of results to be expected for future periods. In addition, fluctuations in operating results may negatively affect our debt service coverage, or our ability to issue debt or equity securities should we wish to do so, in any given fiscal period.

Seasonality; Backlog

     Sales of most of our products have historically declined during the first and third quarters of our fiscal year, due to the seasonal procurement practices of our customers. A substantial portion of our backlog at a given time is normally shipped within one or two quarters thereafter. Therefore, sales in any quarter are heavily dependent on orders received in that quarter and the immediately preceding quarter.


                                        7



Rapid Technological Change and Risks of New Product Development

     All the industries and markets from which we derive revenues, directly or through our licensing program, are characterized by continual technological change and the need to introduce new products, product upgrades and patentable technology. This has required, and will continue to require, that we spend substantial amounts for the research, development and engineering of new products and advances to existing products. No assurance can be given that our existing products and technologies will not become obsolete or that any new products or technologies will win commercial acceptance. Obsolescence of existing product lines, or inability to develop and introduce new products, could have a material adverse effect on our sales and results of operations in the future. The development and introduction of new technologies and products are subject to inherent technical and market risks, and there can be no assurance that we will be successful in this regard.

Competition

     Ampex encounters significant competition in all its product markets. Many of our competitors have greater resources and access to capital than the Company. In the mass data storage market, we compete with a number of well-established competitors such as IBM, Storage Technology Corporation, Exabyte Corporation and Quantum Corporation, as well as smaller companies. In addition, other manufacturers of scanning video recorders may seek to enter the mass data storage market in competition with us. For example, in 1995 Sony Corporation entered this market with storage products based on its video recording technology. In addition, price declines in competitive storage systems, such as magnetic or optical disk drives, can negatively impact sales of our DST products. In the instrumentation market, we compete primarily with companies that depend on government contracts for a major portion of their sales in this market, including Sony Corporation, Loral Data Systems, Datatape Incorporated and Metrum Incorporated. The number of competitors in this market has decreased in recent years as the level of government spending in many areas has declined. MicroNet's competitors include both large companies such as EMC Corporation, Data General Corporation and IBM Corporation and other smaller system integrators. There is no assurance that we will be able to compete successfully in these markets in the future.

Dependence On Certain Suppliers

     Ampex purchases certain components from a single domestic or foreign manufacturer. Significant delays in deliveries or defects in such components could adversely affect our manufacturing operations, pending qualification of an alternative supplier. In addition, we produce highly engineered products in relatively small quantities. As a result, our ability to cause suppliers to continue production of certain products on which we may depend may be limited. We do not generally enter into long-term raw materials or components supply contracts.

Risks Related to International Operations

     Although we significantly curtailed our international operations in connection with the restructuring of our operations in 1993, sales to foreign customers (including U.S. export sales) continue to be significant to our results of operations. International operations are subject to a number of special risks, including limitations on repatriation of earnings, restrictive actions by local governments, and fluctuations in foreign currency exchange rates and nationalization. Additionally, export sales are subject to export regulation and restrictions imposed by U.S. government agencies. Fluctuations in the value of foreign currencies can affect our results of operations. We do not normally seek to mitigate our exposure to exchange rate fluctuations by hedging our foreign currency positions.

Volatility of Stock Price

     The trading price of our Common Stock has been and can be expected to be subject to significant volatility, reflecting a variety of factors, including:

     quarterly fluctuations in operating results;

                                        8


     announcements of new product introductions by us or our competitors;

     announcements of new product introductions by us or our competitors;

     announcements by us of acquisitions of, or investments in, new businesses or other events;

     reports and predictions concerning the Company by analysts and other members of the media;

     issuances of substantial amounts of Common Stock in order to redeem outstanding shares of our Preferred Stock; and

     general economic or market conditions.

The stock market in general and technology companies in particular have experienced a high degree of price volatility, which has had a substantial effect on the market prices of many technology companies for reasons that often are unrelated or disproportionate to operating performance.

Dependence on Key Personnel

     We are highly dependent on our management. Our success depends upon the availability and performance of our executive officers and directors. The loss of the services of any of these key persons could have a material adverse effect upon us. We do not maintain key man life insurance on any of these individuals.

Anti-Takeover Consequences of Certain Governing Instruments

     Our Certificate of Incorporation provides for a classified Board of Directors, with members of each class elected for a three-year term. The Certificate of Incorporation provides for nullification of voting rights of certain foreign stockholders in certain circumstances involving possible violations of security regulations of the United States Department of Defense. The instrument governing our outstanding classes of Preferred Stock, which have an aggregate liquidation value of approximately $62.5 million, requires that we make mandatory offers to redeem those securities out of legally available funds in the event of a change of control. For this purpose, a change of control includes the following events: a person or group of people acting together acquires 30% or more of our voting securities; we merge, consolidate or transfer all or substantially all of our assets; or the dissolution of Ampex. The Certificate of Incorporation authorizes our Board of Directors to issue additional shares of Preferred Stock without the vote of stockholders. The indenture governing our outstanding Senior Notes, in the total principal amount of $44 million, requires us to offer to repurchase the Senior Notes at a purchase price equal to 101% of the outstanding principal amount thereof together with accrued and unpaid interest in the event of a change of control. Under the indenture, a change of control includes the following events: a person or group of people acting together acquires 50% or more of the Company's voting stock; or the transfer of substantially all of the Company's assets to any such person or group, other than to certain subsidiaries and affiliates of Ampex. These provisions could have anti- takeover effects by making an acquisition of Ampex by a third party more difficult or expensive in certain circumstances.

Non-payment of Dividends

     We have not declared dividends on our Common Stock since our incorporation in 1992 and we have no present intention of paying dividends on our Common Stock. We are also restricted by the terms of certain agreements and of our outstanding Preferred Stock as to the declaration of dividends.

Dependence on Licensed Patent Applications and Proprietary Technology

     Our success depends, in part, upon our ability to establish and maintain the proprietary nature of our technology through the patent process. There can be no assurance that one or more of our patents will not be successfully challenged, invalidated or circumvented or that we will otherwise be able to rely on such patents for

                                        9

any reason. In addition, there can be no assurance that competitors, many of whom have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in foreign markets. If any of our patents are successfully challenged, invalidated or circumvented or our right or ability to manufacture our products were to be proscribed or limited, our ability to continue to manufacture and market our products could be adversely affected, which would likely have a material adverse effect upon our business, financial condition and results of operations.

     Litigation may be necessary to enforce our patents, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of the proprietary rights of others. Any litigation or interference proceedings brought against, initiated by or otherwise involving us may require us to incur substantial legal and other fees and expenses and may require some of our employees to devote all or a substantial portion of their time to the prosecution or defense of such litigation or proceedings.

Environmental Issues

     Our facilities are subject to numerous federal, state and local laws and regulations designed to protect the environment from waste emissions and hazardous substances. Owners and occupiers of sites containing hazardous substances, as well as generators and transporters of hazardous substances, are subject to broad liability under various federal and state environmental laws and regulations, including liability for investigative and cleanup costs and damages arising out of past disposal activities. We have been named from time to time as a potentially responsible party by the United States Environmental Protection Agency with respect to contaminated sites that have been designated as "Superfund" sites, and are currently engaged in various environmental investigation, remediation and/or monitoring activities at several sites located off Company facilities. There can be no assurance we will not ultimately incur liability in excess of amounts currently reserved for pending environmental matters, or that additional liabilities with respect to environmental matters will not be asserted. In addition, changes in environmental regulations could impose the need for additional capital equipment or other requirements. Such liabilities or regulations could have a material adverse effect on us in the future.

Readiness for Year 2000

     Many currently installed computer systems, software applications and other control devices (collectively, "Systems") are coded to accept only two digit entries in the date code field. As the year 2000 approaches, these code fields will need to accept four digit entries to distinguish years beginning with "19" from those beginning with "20". As a result, in just over one year the Systems used by many companies may need to be modified to comply with year 2000 requirements. Ampex relies on its internal Systems in operating and monitoring all major aspects of its business, including its manufacturing processes, engineering management controls, financial systems (such as general ledger, accounts payable and payroll modules), customer services, infrastructure, embedded computer chips, networks and telecommunications equipment and products. We also rely on the external Systems of our suppliers and other organizations with which we do business.

     We are currently reviewing all of our products, as well as our internal use of Systems, in order to identify and modify those products and Systems that are not year 2000 compliant. To accomplish this, we have established a Year 2000 Compliance Committee that is investigating the impact of the year 2000 on our business. The Committee's membership includes representatives involved in all major functions of our business. Its charter is to identify all Systems that, if not in compliance, could adversely affect Ampex's business. For critical Systems that are found not to be in compliance, the Committee will develop a plan, including a budget for associated costs, to ensure compliance before the year 2000. The Committee has nearly completed its assessment, and has determined that many of our Systems, such as our manufacturing Systems, are in compliance, as are all of the products we currently offer for sale. Other Systems, such as our financial Systems and some engineering management Systems, currently do not comply but are expected to be modified in early 1999 so that they are compliant. There can be no assurance, however, that we will not be required to reevaluate our assessments should it become evident that any

                                       10

Systems previously determined to be in compliance are not yet fully compliant. We have also sent questionnaires to our major suppliers to assess the status of their year 2000 compliance, as it relates to Ampex. To date, no material issue has been identified in any of the other Systems used or relied upon us, and the cost of bringing the non-compliant Systems into compliance by early 1999 has not been, and is not expected to be, material.

     Ampex believes that the most reasonably likely worse case scenario is that the required modifications will not be completed until late 1999. Under this scenario, we do not believe that there would be any material impact on our business. Accordingly, we have not developed a contingency plan in the event the required modifications are not made in 1999. Our current insurance programs do not specifically exclude losses attributable to year 2000 non-compliance, but these programs are subject to change as they are renewed for future periods. Despite our efforts thus far to address the year 2000 impact, Ampex cannot guarantee that all internal and external Systems will be compliant, or that our business will not be materially adversely affected by any such non-compliance.

                                 USE OF PROCEEDS

     All net  proceeds  from the sale of the shares  covered by this  prospectus
will  go  to  the  selling   stockholders  who  offer  and  sell  their  shares.
Accordingly, Ampex will not receive any proceeds from the sale of these shares.


                              SELLING STOCKHOLDERS

     In July 1998, Ampex acquired all of the common stock of MicroNet Technology, Inc. In connection with this acquisition, we issued 720,000 shares of Class A Common Stock to MicroNet's stockholders and agreed to register those shares for sale by MicroNet's stockholders, who are the selling stockholders. We agreed to maintain the effectiveness of the registration statement covering the shares until all of the shares are sold by the selling stockholders or become eligible for resale without registration under Rule 144 of the Securities Act. Our registration of these shares does not necessarily mean that the selling stockholders will sell any or all of these shares.

     At the date of this Prospectus, all of the 720,000 shares being registered are being held in escrow for the account of the selling stockholders pursuant to an Escrow Agreement dated as of July 17, 1998, among Ampex, the selling stockholders named below, certain other former stockholders of MicroNet, and IBJ Schroder Bank & Trust Company, as escrow agent. The Escrow Agreement was entered into in connection with our acquisition of MicroNet, and provides for the release of all or a portion of the 720,000 shares, upon resolution of certain disputed claims against MicroNet.

     The following table sets forth certain information with respect to the selling stockholders. All of the shares beneficially owned by each selling stockholder are being registered for the account of that selling stockholder. However, the selling stockholders will only be able to offer for sale those shares that are actually released from escrow pursuant to the Escrow Agreement described above. In addition, the selling stockholders may sell all or some of the shares owned by them. Accordingly, we cannot estimate the number of shares that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates. The information set forth in the table was furnished to us by each of the selling stockholders.

                                        Number of
                                        Shares of
                                      Common Stock
                                      ------------
       Selling Stockholder
       -------------------
Kline Hawkes MicroNet Partners LLC      713,588
Chloe Holdings Inc.                       6,412
          TOTAL                         720,000



                                       11



                          DESCRIPTION OF CAPITAL STOCK

     The following description is a summary of certain provisions of our Certificate of Incorporation and By-Laws that relate to our capital stock. This summary is qualified in its entirety by reference to those documents, copies of which are filed or incorporated by reference as exhibits to the registration statement that includes this prospectus.

General

     Our authorized capital stock consists of (i) 175,000,000 shares of Common Stock, of which 125,000,000 shares are designated as Class A Common Stock, and 50,000,000 shares are designated as Class C Common Stock; and (ii) 1,000,000 shares of Preferred Stock, of which 157,162 previously issued shares have been canceled and retired. As of the date of this prospectus, no shares of Class C Common Stock were outstanding.

Common Stock

     Dividends. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. However, this right to receive dividends is subject to preferences which may be granted to holders of Preferred Stock, and to the restrictions contained in the Certificate of Designations. No dividend may be declared or paid in cash or property on any share of Class A Common Stock or Class C Common Stock, unless the same dividend is simultaneously declared or paid on each share of Class A Common Stock and each share of Class C Common Stock. In the case of any stock dividend, holders of each class of Common Stock are entitled to receive the same ratable dividend. Such dividends will be payable to the holders of Class A Common Stock in shares of Class A Common Stock and to the holders of Class C Common Stock in shares of Class C Common Stock.

     Liquidation Rights. Upon liquidation, dissolution or winding-up of the Company, the holders of all classes of Common Stock shall be entitled to share ratably, in accordance with the number of shares of Common Stock held by each such holder, in all assets available for distribution to stockholders after payment of creditors. This right is also subject to preferences that may be granted to holders of Preferred Stock.

     Voting Rights. Holders of Class A Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of stockholders. Subject to the voting rights of any outstanding shares of Preferred Stock, approval of matters brought before the stockholders requires the affirmative vote of a majority of shares of Class A Common Stock, except that the affirmative vote of the holders of at least 80% of the outstanding shares of voting Common Stock is required in order to amend or repeal:

(i) the provisions relating to classification of the Board, removal and number of directors and the 80% voting requirement in such instances;

(ii) the provisions described below under "Directors' and Officers' Liability;" and

(iii) as otherwise required by law.

Under Delaware law, the affirmative vote of the holders of a majority of outstanding shares of any class of Common Stock is required to approve, among other things, any adverse change in the powers, preferences or special rights of the shares of such class. The number of authorized shares of Class A Common Stock, Class C Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding Class A Common Stock.


                                       12


     The holders of Class C Common Stock generally have no voting rights and the Class C Common Stock is not included in determining the number of shares voting or entitled to vote or consent on any matter. However, the affirmative vote of the holders of a majority of the outstanding shares of Class C Common Stock, voting as a separate class (with each share entitled to one vote), is required under Delaware law for any amendment to, or modification or waiver of, the provisions of the Certificate of Incorporation that would adversely alter, change or affect the powers, preferences or rights of the Class C Common Stock.

     Subject to the voting rights of the holders of any outstanding shares of Preferred Stock, directors are elected by a plurality vote of the holders of voting Common Stock, voting as a single class. The number of directors constituting the whole Board is currently fixed at five, and may be increased or decreased (but not below three) by resolution of the Board, but no such decrease can shorten the term of any director then in office. Holders of Common Stock are not entitled to cumulate votes in the election of directors. Director nominations may be made by stockholders in accordance with the Company's By-Laws, generally not less than 70 days or more than 90 days before the first anniversary of the preceding year's Annual Meeting of Stockholders.

     Classification of Directors. Our Board of Directors is divided into three classes, which need not be equal in number, designated Class I, Class II and Class III, with terms expiring successively at each Annual Meeting of Stockholders of the Company. At each Annual Meeting of Stockholders, the successors to the class of directors whose term shall then expire will be elected to hold office for a term expiring at the third succeeding Annual Meeting of Stockholders. The Board of Directors, acting by a majority of the directors then in office (although less than a quorum) or by a sole remaining director, may fill vacancies and newly created directorships resulting from any increase in the authorized number of directors, and may designate the class of each director so chosen to fill a newly created directorship resulting from any increase in the authorized number of directors, and each director so chosen to fill a vacancy shall be a member of the same class as the director being replaced.

     Convertibility of Class C Common Stock. Each share of Class C Common Stock is convertible into one share of Class A Common Stock automatically upon transfer, unless the transferee elects not to have its Class C Common Stock convert into Class A Common Stock, and the transferee notifies the Company of its election in accordance with the procedures described in the Certificate of Incorporation. Shares of Class A Common Stock are not convertible into shares of Class C Common Stock. Shares of Class C Common Stock that have been converted into shares of Class A Common Stock may not thereafter be exchanged for shares of Class C Common Stock.

     Business Combinations. As preconditions to any proposed merger, consolidation or business combination with Sherborne Holdings Incorporated, a Delaware corporation of which Edward J. Bramson, who is Chairman and Chief Executive Officer of the Company, is the indirect controlling shareholder, or any of its affiliates, Ampex directors who are disinterested as to such transaction must:

(i) have been provided the right to select and engage, at the Company's expense, legal, accounting and financial advisers to assist them in the consideration of such transaction;

(ii) have received a letter of opinion from a qualified independent investment banker of national reputation to the effect that the terms of such transaction are fair to the holders of Class A Common Stock and the Class C Common Stock; and

(iii) have approved, by a majority vote, the consummation of such transaction.

The foregoing restriction does not apply to any merger, consolidation or business combination with one or more wholly-owned subsidiaries of Ampex in which Ampex is the surviving entity and in which no outstanding shares of Common Stock are converted, exchanged or canceled. In any merger, consolidation or business combination that is not so restricted, the consideration to be received per share by holders of Class A Common Stock and Class

                                       13

C Common Stock must be identical, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting and other special rights to the extent such rights now differ among the classes of Common Stock. For this purpose, an "affiliate" of any person or entity means any individual or entity that, directly or indirectly, controls, is controlled by, or is under common control with that person or entity (including, investment partnerships in which that person or entity is or becomes, directly or indirectly, a general partner).

     Nullification of Voting Rights of Certain Foreign Stockholders. The U.S. Department of Defense has policies regarding foreign ownership, control or influence over U.S. government contractors. These policies are designed to protect against the risk to national security that may result if classified information is made available to U.S. government contractors or subcontractors who are owned, controlled or influenced by foreign governments, individuals or organizations. These policies require Ampex, as well as the Defense Department's other contractors and subcontractors, to submit information that will assist the Defense Department in determining whether the award or continued performance of a contract may pose an undue risk to the common defense and security of the United States. One of the Defense Department's areas of inquiry is whether any foreign interest has beneficial ownership of 5% or more of a contractor's or subcontractor's voting securities. If the Defense Department determines that an unacceptable level of foreign ownership, influence or control would result in undue threat to the common defense and security of the United States, it may, among other things, require specific mitigation of such unacceptable foreign ownership, influence or control. If such mitigation cannot be achieved, the Defense Department may terminate the contractor's or subcontractor's existing contract with it and preclude future contract awards. For this reason, our Certificate of Incorporation provides that with respect to any foreign holder of Class A Common Stock identified by the Defense Department to be the subject of any inquiry, investigation or other action that could adversely affect our security clearances, the voting rights of such holder shall be nullified until we are notified by the Department of its final determination that such holder's ownership will not adversely affect the continuation of our facility security clearances. Our Certificate of Incorporation also contains provisions that require us to notify affected foreign holders of any such vote nullification and subsequent reinstatement.

     Other Provisions. The holders of Common Stock have no preemptive or other subscription rights by virtue of their ownership of Common Stock, nor are there any redemption or sinking fund provisions with respect to any class of Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless each other class of Common Stock is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Preferred Stock

     Designation of Series. Our Certificate of Incorporation authorizes us to issue up to 1,000,000 shares of Preferred Stock in one or more series, as determined by our Board of Directors. Each series must be appropriately designated by a distinguishing number, letter or title, before any shares of that series can be issued. The Board is authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, the rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the amount of shares constituting any such series and the designation thereof. The Board can also increase or decrease the number of shares of any series after shares of that series have been issued, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had before the adoption of the resolution originally fixing the number of shares of such series. At the date of this prospectus, there are two series of Preferred Stock outstanding:

(i)  10,000  shares  of  8%  Noncumulative   Convertible  Preferred  Stock  (the
     "Convertible Preferred Stock"), having an aggregate liquidation preference of $20 million, and


                                       14

(ii) 21,859  shares  of  8%  Noncumulative   Redeemable   Preferred  Stock  (the
     "Redeemable Preferred Stock"), having an aggregate liquidation preference of $43.7 million.

The Company has no present plans to issue any additional shares of Preferred Stock.

     Voting Rights. Shares of the outstanding Preferred Stock are non-voting except as required by law or as specified in the Certificate of Designations, Preferences and Rights governing the Preferred Stock. In the event that we fail to fulfill any of our mandatory redemption obligations with respect to the outstanding Preferred Stock, our Board of Directors will be increased by one director and the holders of all shares of outstanding Preferred Stock, voting as a single class, will be entitled to elect the additional director. This voting right will continue until we fulfill our mandatory redemption obligation. Under the Certificate of Designations, the unanimous vote of the holders of the Convertible Preferred Stock or the Redeemable Preferred Stock is required to change the liquidation preference, dividend rate, calculation of dividends or to change certain provisions relating to the redemption of that series. The vote of the holders of at least 51% of the Convertible Preferred Stock or the Redeemable Preferred Stock is required to make any changes to the Certificate of Incorporation or the Certificate of Designations that would adversely affect the rights, preferences or voting powers of the holders of such series, or to authorize, create or issue any stock that is senior to or on a par with such series with respect to dividends or liquidation rights.

     Dividend Rights. The holders of the outstanding Preferred Stock are entitled to receive, when and as declared by the Board, in its sole discretion, out of funds legally available therefor, dividends on the liquidation preference at the annual rate of 8%. Such dividends will be payable quarterly, if declared by the Board, but will not accrue or cumulate unless so declared. The Certificate of Designations restricts, among other things, our ability to engage in transactions with affiliates, or to declare dividends or make distributions with respect to, or purchase, redeem or exchange, any Common Stock or other capital stock that ranks junior to the Preferred Stock. If we fail to comply with certain restrictions and obligations, the applicable dividend rate will be increased to an annual rate of 10%. In the event of any liquidation, dissolution or winding up of Ampex, either voluntary or involuntary, the holders of the outstanding Preferred Stock are entitled to receive out of Ampex's assets available for distribution to stockholders, an amount equal to $2,000 per share plus declared and unpaid dividends on such shares, before any payment or distribution can be made to the holders of junior stock.

     Redemption. We are required to redeem, out of legally available funds, outstanding Preferred Stock at the times and in the amounts specified in the Certificate of Designations. The Redeemable Preferred Stock is mandatorily redeemable in quarterly installments beginning in June 1999 and ending in December 2008, and is subject to acceleration in certain circumstances. The Convertible Preferred is mandatorily redeemable in quarterly installments beginning in June 2001 and ending in March 2008. In addition, we may, at our option on any date set by the Board, redeem, in whole or in part, out of legally available funds, shares of outstanding Preferred Stock of either series for an amount equal to the liquidation preference of the shares being redeemed, plus all accrued and unpaid dividends thereon, provided that we may not redeem the Convertible Preferred Stock at our option before June 30, 2001, and provided, further, that all declared and unpaid dividends on all outstanding shares of either series of outstanding Preferred Stock to be redeemed shall have been paid on such series on or before the date of such redemption. If on any mandatory redemption date we do not have legally available funds sufficient to make a mandatory redemption payment in cash, we must make such payment by issuing shares of our Common Stock valued at the higher of market value or $2.50 per share (subject to adjustment). In the event of a change in control of Ampex, each holder of outstanding Preferred Stock will have the right to require us to redeem in cash, out of legally available funds, all or any portion of such holder's shares of Noncumulative Preferred Stock, at the applicable redemption price. As defined in the Certificate of Designations, a change in control includes (i) the acquisition by any person or persons acting as a group, other than Sherborne & Company Incorporated or affiliates, of more than 30% of the Company's voting securities, (ii) a consolidation or merger of the Company or a transfer of all or substantially all of its assets, or (iii) dissolution of the Company.


                                       15

     Effects of Preferred Stock. The Preferred Stock could have an anti-takeover effect under certain circumstances. The issuance of shares of Preferred Stock could enable the Board to render more difficult or discourage an attempt to obtain control of Ampex by means of a merger, tender offer or other business combination transaction directed at Ampex by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of Ampex or creating a class or series of Preferred Stock with class voting rights. The issuance of shares of Preferred Stock as an anti-takeover device might preclude stockholders from taking advantage of a situation that they believe could be favorable to their interests.

Transfer Agent and Registrar

     The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005. We act as the transfer agent for the outstanding Preferred Stock.

Anti-Takeover Statute

     Section 203 of the Delaware General Corporation Law generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) before the date the person became an interested stockholder, the transaction or the business combination is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (other than certain shares of voting stock, including shares owned beneficially by directors who are also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) on or after the date such stockholder became an interested stockholder, the business combination is approved by the board and by the affirmative vote, and not by written consent, of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, certain asset sales and certain other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

Directors' and Officers' Liability

     Our Certificate of Incorporation includes provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the fullest extent permitted by the Delaware General Corporation Law and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers.

                              PLAN OF DISTRIBUTION

     Ampex is registering the shares on behalf of the selling stockholders. The selling stockholders may offer and sell their shares as principals or through one or more underwriters, brokers, dealers or agents, from time to time, in one or more transactions:

     on any exchange or in the over-the-counter market;

     in transactions otherwise than on an exchange or in the over-the-counter market;

                                       16

     through the settlement of short sales of the Common Stock;

     at a fixed offering price, which may be changed;

     at varying prices determined at the time of sale; or

     at negotiated prices.

     Ampex will not receive any cash proceeds from the sale of the shares by the selling stockholders. Any such underwriters, brokers, dealers or agents may receive underwriting discounts and commissions, which may exceed customary discounts, concessions or commissions. It is not possible at the present time to determine the price to the public in any such sale. Accordingly, the public offering price and the amount of any applicable underwriting discounts and commissions will be determined at the time of such sale by selling stockholders.

     The aggregate proceeds to the selling stockholders from the sale of their shares will be the purchase price of their shares sold less all applicable commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by us. Ampex will pay substantially all the expenses incident to the registration, offering and sale of the shares to the public by the selling stockholders other than fees, discounts and commissions of underwriters, dealers or agents, if any, transfer taxes and certain counsel fees. Ampex has also agreed to indemnify the selling stockholders and any underwriters against certain liabilities, including liabilities under the Securities Act.

     Because the selling stockholders may be deemed to be "underwriters" under the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Ampex has informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the Common Stock in the market.

     Under the securities laws of certain states, the shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     If and to the extent required, the specific shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.


                                  LEGAL MATTERS

     Battle Fowler LLP will give its opinion as to the validity, authorization and issuance of the shares. Battle Fowler LLP regularly provides legal services to us and our affiliates. David D. Griffin, who is of counsel to Battle Fowler LLP, holds shares of Ampex Common Stock directly and through certain entities in which he is an investor. With respect to questions of California law and certain other matters, Battle Fowler LLP may rely upon an opinion of our General Counsel.


                                     EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' deficit and cash flows for each of the three years in the period ended December 31, 1997,

                                       17

and related financial statement schedule, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report included in such Annual Report, and are incorporated herein by reference in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of MicroNet Technology, Inc. ("MicroNet") at June 30, 1998, December 31, 1997 and December 19, 1996 and for the periods from December 20, 1996 to December 31, 1997, January 1, 1996 to December 19, 1996 and the year ended December 31, 1995, which are included in the Current Report of Ampex Corporation on Form 8-K/A filed October 16, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon (which each contain an explanatory paragraph describing conditions that raise substantial doubt about MicroNet's ability to continue as a going concern, as described in Note 1 to its consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                                       18

     No dealer, salesman or other person is authorized to give oral or written information about this offering that is not included in this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by Ampex. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, Common Stock in any jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of Ampex since the date hereof.




                                 ______________



                                AMPEX CORPORATION




                                   PROSPECTUS


                                November 4, 1998


                                _________________














                                 ______________




                                     PART II

Item 14.  Other Expenses of Issuance and Distribution

     The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts or commissions) are estimated as set forth below, and the Selling Stockholders are not expected to pay any portion of such expenses:

         SEC Registration Fee......................................... $     220
         Accounting Fees and Expenses.................................... 25,000
         Legal Fees and Expenses......................................... 50,000
         Miscellaneous .................................................. 15,000
                                                               TOTAL     $90,220

Item 15.  Indemnification of Directors and Officers

     The Registrant is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law (the "DGCL"), which provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

     Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

     Article VIII of the Registrant's By-laws provides as follows:

     SECTION 1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person. The Corporation shall be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.



     SECTION 2. Prepayment of Expenses. The Corporation shall pay the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

     SECTION 3. Claims. If a claim for indemnification or payment of expenses under this Article is not paid in full within sixty days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim, and if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

     SECTION 4. Non-Exclusivity of Rights. The rights conferred on any person by this Article VIII shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Restated Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise.

     SECTION 5. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

     SECTION 6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

     ARTICLE TEN of the Registrant's Certificate of Incorporation provides as follows:

          "A director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL, as the same exists or may hereafter be amended.

          This ARTICLE TEN may not be amended or modified to increase the liability of the Corporation's directors, or repealed, except upon the affirmative vote of the holders of 80% or more in voting power of the outstanding Common Shares. No such amendment, modification, or repeal shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment, modification, or repeal."

     The Registrant has entered into agreements to indemnify its directors in consideration of their agreement to serve as directors of the Registrant and certain other corporations requested by the Registrant. These agreements provide, among other things, that the Registrant will indemnify and advance certain expenses, including attorneys' fees, to such directors to the fullest extent permitted by applicable law, as such law may be amended from time to time, and by the Registrant's Certificate of Incorporation, By-Laws and resolutions.

     The Company presently maintains a "Directors & Officers Liability and Corporate Reimbursement" insurance policy with a $2,500,000 aggregate limit of liability in each policy year. The policy provides coverage to past, present and future directors and officers of the Company and its subsidiaries for losses resulting from claims for which any such officer or director was not indemnified by the Company. The policy also provides for reimbursement to the Company and its subsidiaries for amounts paid to indemnify officers and directors for loss resulting from claims against such officers and directors. The policy is subject to certain exclusions, such as claims

                                      II-2

against officers and directors for dishonest, fraudulent or criminal acts or omissions, willful violations of law, libel and slander, bodily injury and property damage, pollution, etc.

Item 16.  Exhibits

     The Exhibits to this  registration  statement on Form S-3 are listed in the
Exhibit Index which appears elsewhere herein and is incorporated herein by reference.

Item 17.  Undertakings

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)      The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range, if applicable, may be reflected in the form of prospectus filed with the Commission

                                      II-3

          pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (c)(1)(i) and (c)(1)(ii) above do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated herein by reference shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      II-4



                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York on November 4, 1998.


                                   AMPEX CORPORATION


                                   By:/s/ Craig L. McKibben
                                      Craig L. McKibben
                                      Vice President, Chief Financial Officer
                                      and Treasurer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

     Each person signing below also hereby appoints Edward J. Bramson, Craig L. McKibben and Joel D. Talcott, and each of them singly, his lawful attorney-in-fact, with full power to execute and file any amendments to the registration statement, and generally to do all such things, as such attorney-in-fact may deem appropriate to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

Signatures               Title                                 Date


/s/ Edward J. Bramson     Chairman, President, Chief Executive  November 4, 1998
Edward J. Bramson         Officer and Director
                          (Principal Executive Officer)


/s/ Craig L. McKibben      Vice President, Director, Chief      November 4, 1998
Craig L. McKibben           Financial Officer and Treasurer
                            (Principal Financial Officer and
                            Principal Accounting Officer)


/s/ Douglas T. McClure, Jr. Director                            November 4, 1998
Douglas T. McClure, Jr.


/s/ Peter Slusser           Director                            November 4, 1998
Peter Slusser


/s/ William A. Stoltzfus, Jr.  Director                         November 4, 1998
William A. Stoltzfus, Jr.

                                      II-5


                                INDEX TO EXHIBITS

Exhibits


2.1 Acquisition Agreement, dated as of June 24, 1998, among the Registrant, Ampex Holdings Corporation ("Holdings") and the several selling shareholders named therein ("Sellers"), together with exhibits thereto (filed as Exhibit 4.3 to the Registrant's Form 8-K dated July 17, 1998 and incorporated herein by reference)

2.2 Supplement to Acquisition Agreement, dated June 30, 1998, among the Registrant, Holdings and the Sellers (filed as Exhibit 4.4 to the Registrant's Form 8-K dated July 17, 1998 and incorporated herein by reference)

2.3 Second Supplement to Acquisition Agreement, dated July 16, 1998, among the Registrant, Holdings and the Sellers (filed as Exhibit 4.5 to the Registrant's Form 8-K dated July 17, 1998 and incorporated herein by reference)

2.4 Escrow Agreement dated July 17, 1998, among Holdings, the Registrant, the Sellers and IBJ Schroder Bank & Trust Company, as escrow agent, and attachments thereto

4.1 Restated Certificate of Incorporation of the Registrant dated June 1, 1993 (filed as Exhibit 4.01 to the Registrant's Form 10-Q for the quarter ended March 31, 1993 and incorporated herein by reference); Certificate of Amendment of Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on April 22, 1994 (filed as Exhibit
     3.2 to the Registrant's Form 8-K filed on May 2, 1994 and incorporated herein by reference); and Certificate of Amendment of Restated Certificate of Incorporation of the Registrant filed with the Secretary of State of Delaware on April 20, 1995 (filed as Exhibit 4.1 to the Registrant's Form 10-Q for the quarter ended March 31, 1995 (the "First Quarter 1995 10-Q") and incorporated herein by reference)

4.2 Certificate of Designations, Preferences and Rights of the Registrant's 8% Noncumulative Convertible Preferred Stock and 8% Noncumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Registrant's Form 8-K dated July 2, 1998 and incorporated herein by reference)

4.3  By-Laws of the  Registrant,  as amended  through  April 20,  1995 (filed as
     Exhibit 4.2 to the First Quarter 1995 10-Q and incorporated herein by reference)

4.4 Form of Class A Common Stock Certificate (filed as Exhibit 4.4 to the Registrant's Post- Effective Amendment No. 1 on Form S-3 to Form S-1 (File No. 33-91312) and incorporated herein by reference)

4.5 Registration Rights Agreement dated July 15, 1998, among the Registrant and the shareholders named therein (filed as part of Exhibit 4.3 to the Registrant's Form 8-K dated July 17, 1998 and incorporated herein by reference)

5.1  Opinion of Battle Fowler LLP as to legality of securities

23.1 Consent of PricewaterhouseCoopers LLP, Independent Accountants

23.2 Consent of Ernst & Young LLP, Independent Auditors

                                      II-6


23.3 Consent of Battle Fowler LLP (included in Exhibit 5.1 hereto)

24.1 Power of Attorney (included in the signature pages of this registration statement)








                                      II-7